



SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH, D.C. SECTION
192

CM 11/30

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

Southfield	Michigan	48076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa A. Farley (248) 350-8543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Button Eddy & Sorrentino, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

33515 State Street	Farmington	Michigan	48335
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1/23/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Cappelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of September, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - Advance Capital Group
Vice President - Advance Capital Servic

Title

Notary Public

CLAIRESSA LYN PARNELL
Notary Public, State of Michigan
County of Wayne
My Commission Expires Aug. 23, 2012
Acting in the County of OAKLAND

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on Internal Acct. Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advance Capital Group, Inc. and Subsidiaries

Consolidated Financial Statements
And Supplementary Information

September 30, 2005

Advance Capital Group, Inc. and Subsidiaries
Consolidated Financial Statements
and Supplementary Information

September 30, 2005

Table of Contents

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

We have audited the accompanying consolidated statement of financial condition of Advance Capital Group, Inc. and Subsidiaries as of September 30, 2005, and the related consolidated statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advance Capital Group, Inc. and Subsidiaries as of September 30, 2005, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Button Eddy Kolb & Sorrentino, P.L.L.C.
Farmington, Michigan
November 10, 2005

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Financial Condition
As of September 30, 2005

Assets	
Cash and cash equivalents	$ 829,602
Trade receivables	16,737
Employee Receivables	2,205
Marketable securities available for sale	3,300
Furniture, equipment and software, less accumulated depreciation and amortization of $367,367	398,091
Deposits	8,604
Total assets	$ 1,258,539
Liabilities	
Payable to brokers and dealers	$ 399
Accounts payable	9,880
Accrued taxes and expenses	883,543
Total liabilities	893,822
Stockholders' equity	
Common stock	3
Additional paid in capital	214,108
Retained earnings	150,606
Total stockholders' equity	364,717
Total liabilities and stockholders' equity	$ 1,258,539

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Operations
and Retained Earnings
for the Year Ended September 30, 2005

Revenue	
Fee income	$ 7,242,529
Commissions	2,530,461
Interest income	13,613
Total revenue	9,786,603
Expenses	
Officers' compensation	2,500,153
Office compensation	1,870,598
Compensation of representatives	3,060,652
Depreciation and amortization	125,743
Insurance - General	39,349
Insurance - Health	225,740
Insurance - Workers' compensation	28,356
Marketing	464,830
Office expense	173,446
Payroll taxes	306,791
Postage	118,806
Professional fees	69,280
Computer support	64,584
Profit sharing	137,660
Regulatory fees	33,100
Rent	298,777
Repairs and maintenance	14,592
Software expense	43,728
Taxes and licenses	91,576
Telephone	77,176
Miscellaneous	39,632
Total expenses	9,784,569
Net income	2,034
Retained earnings - Beginning of year	148,572
Retained earnings - End of year	$ 150,606

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows
for the Year Ended September 30, 2005

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 10,198,558
Cash paid to vendors and employees	(10,302,658)
Interest received	13,613
Net cash used by operating activities	(90,487)
Cash flows from investing activities	
Expenditures for furniture and equipment	(117,626)
Deposit made	(1,158)
Deposit returned	6,062
Advances to employees	(2,205)
Net cash used in investing activities	(114,927)
Net decrease in cash and cash equivalents	(205,414)
Cash and cash equivalents - Beginning of year	1,035,016
Cash and cash equivalents - End of year	$ 829,602

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows *(Continued)*
for the Year Ended September 30, 2005

Reconciliation of net income to net cash used by operating activities	
Net income	$ 2,034
Adjustments to reconcile net income to net cash used by operating activities	
Depreciation and amortization	125,743
Loss on disposal of furniture and equipment	6,353
Changes in:	
Accounts receivable	425,568
Accounts payable and accrued taxes and expenses	(650,185)
Total adjustments	(92,521)
Net cash used by operating activities	$ (90,487)

See Notes to Consolidated Financial Statements

1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 75% of the total revenue). The Company primarily transacts business in the midwestern United States.

Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered. The amounts of expense for profit sharing and officers' compensation vary periodically, principally because their determination takes into consideration the receipt of certain revenue.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

Management determines an appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity or on a long-term basis, they are classified as investments and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset and liability management strategy.

Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three years.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

2. Financial Instruments

The Company's accounts receivable and accounts payable are financial instruments which have fair values at September 30, 2005 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in a bank that sometimes exceed amounts insured by the Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk totaled approximately $694,000 at September 30, 2005 for the excess of the deposit liabilities reported by the bank over the amounts that would have been covered by federal insurance.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at September 30, 2005 are broker/dealers and related investment companies primarily located in Michigan.

3. Marketable Securities Available for Sale

The marketable securities portfolio was comprised of equity securities classified as available for sale. The Company has adopted SFAS 115, resulting in investment securities being carried at market value.

Following are the market values and original cost of marketable securities available for sale as of September 30, 2005:

	Market Value	Cost	Unrealized Gains	Unrealized Losses
Equity securities	$ 3,300	$ 3,300	$ 0	$ 0

4. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Total
Total assets	$ 902,641	$ 355,898	$ 1,258,539
Stockholder's equity	145,511	219,206	364,717

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

5. Furniture, Equipment and Software

Furniture, equipment and software consist of:

Furniture and equipment	$ 635,710
Software	129,748
	$ 765,458

6. Common Stock

The authorized, issued and outstanding shares of capital stock at September 30, 2005 were as follows:

Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 300 shares.

7. Lease Commitments

The Company leases its principal office space under an operating lease expiring April 2015 and also leases office space in Illinois expiring February 2013. The Company also leases additional office space in Michigan expiring December 2006, and in Ohio expiring February 2006.

The aggregate minimum annual rental commitments at September 30, 2005 under noncancelable operating lease agreements are as follows:

Year Ending September 30	
2006	$ 248,697
2007	251,241
2008	255,344
2009	262,904
2010	270,497
Thereafter	1,202,081
Total	$ 2,490,764

8. Federal Income Taxes

The stockholders have elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S corporation effective April 1, 2000. Under such provisions, the company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

9. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, SERVICES had net capital of $ 107,212 which was $98,100 in excess of its required net capital (based on aggregate indebtedness) of $9,112. SERVICES' net capital ratio was 1.27 to 1.

10. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $200 million and .55% of the average daily net assets above $200 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds, .40% of the average daily net assets of the Cornerstone Stock Fund and .50% of the average daily net assets up to $200 million and .40% of the average daily net assets above $200 million of the Retirement Income Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced, Bond, Cornerstone Stock and Retirement Income Funds.

MANAGEMENT operations reflect $5,417,515 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the year ended September 30, 2005.

SERVICES operations reflect $2,424,109 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares.

11. Employee Benefit Plan

SERVICES maintains a profit sharing plan under Section 401(k) of the Internal Revenue Code. Employees covered by the plan are permitted to save for retirement up to 80 percent of their gross compensation, not to exceed the Internal Revenue Code annual limitations. Under the provisions of the profit sharing plan, for every dollar an employee contributes, SERVICES, at its discretion,

may match a percentage of the contribution up to 3 percent of the employee's gross compensation.

SERVICES may make additional contributions to the plan at the discretion of the board of directors. Contributions for the plan charged to operations for 2005 aggregated $ 137,660. As of September 30, 2005 the plan has been discontinued.

12. Stock Repurchase Agreement

In 1995, the Company and its stockholders entered into an agreement (revised in 1998 and again in 2001) which stipulates the terms under which the Company's shares can be sold. Among other things, the agreement gives the Company the first option to acquire the shares of any stockholder wishing to sell his common stock after December 31, 1997. If the Company does not elect to purchase the shares, the agreement requires mandatory redemption by the remaining stockholders. The purchase price is established by formula under the agreement and is materially in excess of the Company's book value.

13. Subsequent Event - ESOP

The Company is currently drafting an Employee Stock Ownership Plan (ESOP) intended to be effective October 1, 2005 that covers substantially all full time employees.

SUPPLEMENTARY INFORMATION

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

Our report on our audit of the basic consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries is presented in the preceding section. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplementary information, identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule I is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
November 10, 2005

Advance Capital Group, Inc.
and Subsidiaries
Consolidating Statement of Financial Position
As of September 30, 2005

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 602,435	$ 227,167	0		$ 829,602
Trade receivables	0	16,737	0		16,737
Employee receivable	0	2,205	0		2,205
Marketable securities available for sale	0	3,300	0		3,300
Fixed assets, net	299,048	99,043	0		398,091
Deposits	1,158	7,446	0		8,604
Investment in subsidiaries	0	0	364,717	364,717	0
Total assets	$ 902,641	$ 355,898	$ 364,717	364,717	$ 1,258,539
Liabilities					
Payable to brokers and dealers	0	399	0		399
Accounts payable	0	9,880			9,880
Accrued taxes and expenses	757,130	126,413	0		883,543
Total liabilities	757,130	136,692	0	0	893,822
Stockholders' equity					
Common stock	1,854	6,062	3	7,916	3
Additional paid in capital	183,589	600,149	214,108	783,738	214,108
Retained earnings (Accumulated deficit)	(39,932)	(387,005)	150,606	(426,937)	150,606
Total stockholders' equity	145,511	219,206	364,717	364,717	364,717
Total liabilities and stockholders' equity	$ 902,641	$ 355,898	$ 364,717	$ 364,717	$ 1,258,539

Advance Capital Group, Inc.
And Subsidiaries
Consolidating Statement of Operations and Retained Earnings (Accumulated Deficit)
for the Year Ended September 30, 2005

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Revenue					
Fee income	$ 4,814,118	$ 2,428,411	$	$	$ 7,242,529
Commissions	0	2,530,461			2,530,461
Interest income	8,649	4,964			13,613
Total revenue	4,822,767	4,963,836			9,786,603
Expenses					
Officers' compensation	2,500,153	0			2,500,153
Office compensation	1,112,546	758,052			1,870,598
Compensation of representatives	0	3,060,652			3,060,652
Depreciation and amortization	91,103	34,640			125,743
Insurance - General	14,146	25,203			39,349
Insurance - Health	97,019	128,721			225,740
Insurance - Workers' compensation	0	28,356			28,356
Marketing	40,740	424,090			464,830
Office expense	112,176	61,270			173,446
Payroll taxes	132,730	174,061			306,791
Postage	115,076	3,730			118,806
Professional fees	69,280	0			69,280
Computer support	64,584	0			64,584
Profit sharing	33,726	103,934			137,660
Regulatory fees	2,120	30,980			33,100
Rent	187,187	111,590			298,777
Repairs and maintenance	14,193	399			14,592
Software expense	43,728	0			43,728
Taxes and licenses	43,868	47,708			91,576
Telephone	38,403	38,773			77,176
Miscellaneous	37,565	2,067			39,632
Total expenses	4,750,343	5,034,226			9,784,569
Net income (loss) from operations	72,424	(70,390)			2,034
Net income from subsidiaries	0	0	2,034	2,034	0
Net income (loss)	72,424	(70,390)	2,034	2,034	2,034
Retained earnings (Accumulated deficit) - Beginning of year	(112,356)	(316,615)	148,572	(428,971)	148,572
Retained earnings (Accumulated deficit) - End of year	$ (39,932)	$ (387,005)	$ 150,606	$ (426,937)	$ 150,606

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Stockholders' Equity
for the Year Ended September 30, 2005

	Common Stock	Additional Paid in Capital	Accumulated Deficit
Balances at October 1, 2004	$ 6,062	$ 600,149	$ (316,615)
Net income (loss)			(70,390)
Balances at September 30, 2005	$ 6,062	$ 600,149	$ (387,005)

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of September 30, 2005

Net Capital	
Total stockholder's equity	$ 219,206
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	219,206
Deductions and/or charges	
Non-allowable assets	
Securities not readily marketable	3,300
Receivable from employee	2,205
Furniture, equipment and software, net	99,043
Deposits	7,446
Total deductions and/or charges	111,994
Net capital	$ 107,212
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Payable to brokers and dealers	$ 399
Accounts payable	9,880
Accrued taxes and expenses	126,413
Total aggregate indebtedness	$ 136,692
Computation of Net Capital Requirement	
Minimum net capital required	$ 9,112
Excess net capital at 1,500 percent	$ 98,100
Excess net capital at 1,000 percent	$ 93,542
Ratio: Aggregate indebtedness to net capital	1.27 to 1

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II (Unaudited) FOCUS report dated September 30, 2005 and the above calculation.

BUTTON EDDY KOLB & SORRENTINO

A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

In planning and performing our audit of the consolidated financial statements and supplemental information of Advance Capital Group, Inc. and Subsidiaries (Advance Capital Services, Inc. and Advance Capital Management, Inc.) for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Advance Capital Services, Inc. (Services) including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Advance Capital Group, Inc. and its subsidiaries are responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and, with respect to Services, of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Advance Capital Group, Inc. and its subsidiaries have responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Service's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Britton Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
November 10, 2005